Atna Announces Postponement of Canyon Shareholders Meeting Relating to Merger

VANCOUVER, March 7, 2008 - Atna Resources Ltd. ("Atna" - TSX:ATN) announced that at the Canyon Resources Corporation ("Canyon" - AMEX:CAU) special meeting of stockholders, held March 6, 2008, the stockholders voted to adjourn the special meeting to solicit additional votes to approve the Agreement and Plan of Merger dated November 16, 2007 between Atna and Canyon. Additionally, stockholders who submitted proxies were in favor of the proposed merger between Atna and Canyon.  To date, 25.3 million shares representing 47.2% of the total Canyon stockholders have voted in favor of the merger, 8.7 million shares representing 16.2% of the total Canyon stockholders have voted against the merger, and 0.5 million shares representing 0.9% abstained. However, approval of the transaction requires the holders of a majority of outstanding Canyon common stock to vote in favor of the merger.

Canyon announced it will reconvene the special meeting of stockholders at 9:00 a.m. (Mountain-time), March 13, 2008, at Canyon’s office located at 14142 Denver West Parkway, Suite 250, Golden, Colorado. Canyon stockholders, as of the record date of January 18, 2008, are entitled to cast their votes during the adjournment.

Additional Information and Where to Find It

In connection with the merger between Atna and Canyon, on January 17, 2008, Atna filed with the SEC a registration statement on Form F-4, which contains a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF CANYON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ATNA, CANYON AND THE MERGER. The joint proxy statement/prospectus and other relevant materials and any other documents filed by Atna with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Atna with the SEC by directing a request to: Atna Resources Ltd., 510 - 510 Burrard Street, Vancouver, B.C., Canada V6C 3A8, attention: Kendra Johnston.

Canyon and Atna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Investors and security holders may obtain detailed information regarding the direct and indirect interests of these respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.

For further information please contact:

Atna Resources Ltd., Kendra Johnston, Investor Relations Manager & Geologist;  Tel: 604-684-2285, kjohnston@atna.com